[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 7, 2023

VIA EDGAR SUBMISSION
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Jennifer O’Brien Shannon Buskirk George K. Schuler Anuja Majmudar Kevin Dougherty

Re:	Knife River Holding Co. Registration Statement on Form 10-12B File March 10, 2023 File No. 001-41642

Ladies and Gentlemen:

On behalf of our client, Knife River Holding Company (“Knife River” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 21, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form 10-12B (the “Registration Statement”).  The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form 10 (the “Form 10”) electronically via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10.  All page references in the responses set forth below refer to pages of the Form 10.

U.S. Securities and Exchange Commission
April 7, 2023

Registration Statement on Form 10-12B Submitted March 10, 2023

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 2 - Transaction Accounting Adjustments, page 58

1.	Please expand your disclosure to clarify the nature of the additional employee-related assets and obligations that will be given pro forma effect in adjustment C.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in Note 2 adjustment C on page 59 of the Information Statement to provide the requested information.

2.
We note the reclassification of certain transactions historically included in related-party accounts to be given pro forma effect in adjustment D. Please tell us more about your conclusion that the 19.9% retention of Knife River Holding Company by MDU Resources is not reflective of a related-party relationship as contemplated in FASB ASC 850.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has reviewed the definition of Related Parties in ASC 850-10-20 and determined that MDU Resources does not meet the definition to be considered a related party. The Company also reviewed the significant influence indicators in ASC 323-10-15-6 through ASC 323-10-15-8 and concluded that MDU Resources will not have significant influence over the Company at the time of the separation. The Company revised the disclosure on page 136 to clarify that MDU Resources will not exert any control over the Company through the shares of common stock it retains. The Company has provided its detailed analysis of these sections of the codification below.

FASB Accounting Standards Codification (ASC) 850-10-20 defines related parties as:

a.	“Affiliates of the entity

b.
Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity

c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management

d.	Principal owners of the entity and members of their immediate families

e.	Management of the entity and members of their immediate families

f.
Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursing its own separate interest

g.
Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transaction parties might be prevented from fully pursuing its own separate interests.”

U.S. Securities and Exchange Commission
April 7, 2023

Additionally, the FASB ASC master glossary provides the following definitions for affiliates and principal owners:

“Affiliate: A party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity.”

“Principal Owner: Principal owners are owners of record or known beneficial owners of more than 10 percent of the voting interest of the entity.”

As discussed below, we do not consider MDU Resources to be a related party post separation. MDU Resources expects to retain 19.9% or less of the shares of the Company of which the exact amount is undetermined at this time. Analysis of the retention of such shares, has indicated that MDU Resources would not meet the definition of a related party as it will not be considered an “Affiliate,” is expected to record its investment in the Company using the fair value method of accounting under ASC 820, does not meet the definition of a “Principal Owner” and does not have significant influence over the management or policies of the Company. The Company considered the following factors when reviewing ASC 850-10-20 and assessing whether MDU Resources is a related party:

1.	Affiliates of the entity.

Following the completion of the separation, MDU Resources and the Company will no longer be affiliated entities. The Company will enter into a Stockholder and Registration Rights Agreement, the form of which is attached as Exhibit 4.1 to the Form 10, which is designed to ensure that MDU Resources does not have the power to direct the voting of the retained equity interest. Sections 3.01(a) and 3.01(b) of Exhibit 4.1 state that:

“From the date of this Agreement and until the date that the Parent Group ceases to own any Remaining Shares, Parent shall, and shall cause each other member of the Parent Group to (in each case, to the extent that they then own any Remaining Shares), be present, in person or by proxy, at each and every SpinCo stockholder meeting, and otherwise to cause all Remaining Shares then owned by them to be counted as present for purposes of establishing a quorum at any such meeting, and to vote or consent on any matter (including waivers of contractual or statutory rights), or cause to be voted or consented on any such matter, all such Remaining Shares in proportion to the votes cast by the other holders of SpinCo Shares on such matter.”

“From the date of this Agreement and until the date that the Parent Group ceases to own any Remaining Shares, Parent hereby grants (emphasis added), and shall cause each other member of the Parent Group (in each case, to the extent that they own any Remaining Shares) to grant, an irrevocable proxy (emphasis added), which shall be deemed coupled with an interest sufficient in Law to support an irrevocable proxy to SpinCo (emphasis added) or its designees, to vote (emphasis added), with respect to any matter (including waivers of contractual or statutory rights), all Remaining Shares owned by them in proportion to the votes cast by the other holders of SpinCo Shares on such matter; provided that (i) such proxy shall automatically be revoked as to a particular Remaining Share upon any Transfer of such Remaining Share from a member of the Parent Group to a Person other than a member of the Parent Group and (ii) nothing in this Section 3.01(b) shall limit or prohibit any such Transfer.”

The language included in the Stockholder and Registration Rights Agreement provides that MDU Resources will vote its retained equity interest in proportion to the vote of the non-MDU Resources stockholders of the Company (See Section 3.01(a) in Exhibit 4.1). In addition, MDU Resources will grant the Company an irrevocable proxy to vote its shares in such proportion, which will preclude MDU Resources’ ability to influence the Company (See Section 3.01(b) in Exhibit 4.1). Based on this, the Company has determined that MDU Resources will not exert any control over Knife River through the retained shares and therefore would not be considered an affiliate.

2.	Entities for which investments in their equity securities would be required to be accounted for by the equity method by the investing entity.

See the analysis completed under the criteria of ASC 323-10-15-6 below where it has been identified that MDU Resources would not have significant influence over the Company. MDU Resources, therefore, will not be required to account for its investment in the Company under the equity method and expects to account for its investment in the Company under the fair value method of accounting under ASC 820.

U.S. Securities and Exchange Commission
April 7, 2023

3.	Principal owners of the entity and members of their immediate families.

MDU Resources will not be a principal owner of the Company, nor will any immediate family members of the MDU Resources’ board of directors or management team. MDU Resources has not determined the expected ownership of the Company at this time; however, it will not retain more than 19.9% of the common stock of the Company. Although the ownership percentage may exceed the 10% threshold identified in the FASB definition of “Principal Owner,” the Stockholder and Registration Rights Agreement outlines the voting rights of MDU Resources’ and is clear that MDU Resources retained interest will be voted in proportion to the votes of the non-MDU Resources stockholders of the Company and MDU Resources will grant an irrevocable proxy to the Company to ensure enforcement of this provision.  The Company has, therefore, concluded that MDU Resources will not have a voting interest of greater than 10%.  MDU Resources will not have the ability to influence decisions of the Company and, as a result, MDU Resources will not meet the definition of a “Principal Owner” of the Company.

4.	Management of the entity and members of their immediate families.

MDU Resources will not be in a management role at the Company nor will any immediate family members of the MDU Resources board of directors or management team.

5.	Significant influence over the management or operating policies.

The Company completed an analysis of ASC 323-10-15-6 and concluded that MDU Resources will not have the ability to exercise significant influence over the Company. The Company considered the following factors when reviewing ASC 323-10-15-6 and assessing whether MDU Resources is a related party.

ASC 323-10-15-6 states the following: “Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.	Representation on the board of directors

b.	Participation in policy-making processes

c.	Material intra-entity transactions

d.	Interchange of managerial personnel

e.	Technological dependency

f.
Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).”

U.S. Securities and Exchange Commission
April 7, 2023

ASC 323-10-15-7 further states: “Determining the ability of an investor to exercise significant influence is not always clear and applying judgment is necessary to assess the status of each investment.”

ASC 323-10-15-8 states: “An investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated...”

a.	Representation on the board of directors.

MDU Resources will not have representation on the board of directors of the Company, participation in the policy-making process of the Company, or disproportionate voting rights compared to other stockholders (indeed, it will have no voting rights, as described above). Each member of the Company’s board of directors will be independent of MDU Resources and elected through a stockholder vote in accordance with the Company’s certificate of incorporation and bylaws. As previously stated, because of the restrictions on MDU Resources’ ability to vote independently under the Stockholder and Rights Agreement, MDU Resources will not be able to influence the selection of directors.

b.	Participation in policy-making processes.

The Company will have its own executive management team and board of directors. In addition, MDU Resources and the Company will enter into a Stockholder and Registration Rights Agreement in connection with the separation that will outline that MDU Resources will vote its retained interest in proportion to the votes cast by the Company’s other stockholders. In addition, MDU Resources will grant an irrevocable proxy to the Company, which will preclude MDU Resources’ ability to influence decisions for the Company.

c.	Material intra-entity transactions.

There will be a transition services agreement in place between MDU Resources and the Company at the time of the spin. The transition services agreement will include a maximum term of twenty-four months, however the agreement will terminate earlier if all services thereunder are effectively transitioned prior to such time. MDU Resources will provide certain services to the Company and vice versa, including financial reporting, tax, legal, risk management, human resources, information technology, insurance and other general and administrative functions. The agreement will be limited in duration and scope and will not give MDU Resources access to the Company’s organized workforce or substantive processes. None of the services specified under the transition services agreement will involve specialized goods or services.

d.	Interchange of managerial personnel.

While there will be certain individuals that will provide services between the two companies under the transition services agreement noted previously, the executive management team at MDU Resources will not be providing services to the Company nor will any of the management team serve in any capacity at the Company. The individuals at MDU Resources providing services under the transition services agreement will only include levels lower than the executive management team.

e.	Technological dependency.

The Company will only be reliant on MDU Resources’ technology for support of data center operations, wide area connectivity, and cybersecurity. The primary business systems used by the Company are owned and managed by the Company. Technologies that support data center operations, wide area connectivity and cybersecurity are held at MDU Resources. These technologies and licenses will be transitioned to the Company as the IT networks and systems are separated during the transition services period of no longer than 12 months, with many of the systems anticipated to be transitioned to stand-alone within 6 months of the spin date.

U.S. Securities and Exchange Commission
April 7, 2023

f.	Extent of ownership by an investor in relation to the concentration of other shareholdings.

MDU Resources has not determined the expected ownership of the Company at this time; however, it will not retain more than 19.9% of the common stock of the Company. In addition, as previously indicated, the Stockholder and Registration Rights agreement will preclude MDU Resources’ ability to influence decisions for the Company. MDU Resources’ share of ownership is anticipated to be significant in relation to the other stockholders; however, as discussed previously, the indication of significant influence is negated given the requirement to vote proportionately with other stockholders.

Based on the assessment above, the Company has concluded, and respectfully submits to the Staff, that MDU Resources will not meet the criteria under ASC 850 to be considered a related party of the Company.

Note 3 - Autonomous Entity Adjustments, page 60

3.	Please expand your disclosures for pro forma adjustments J and K to describe any material uncertainties and assumptions associated with each autonomous entity adjustment.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in Note 3 adjustments J and K on page 60 of the Information Statement to provide the requested information.

*     *     *     *     *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Travis C. Anderson-Hamilton, at (212) 403-1170 or TCAnderson-Hamilton@wlrk.com.

Sincerely,

/s/ John L. Robinson
John L. Robinson

cc:	Karl A. Liepitz, Vice President, General Counsel
and Secretary, MDU Resources Group, Inc.
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz